FEE WAIVER AGREEMENT

for the

Alpha Architect Tail Risk ETF

THIS FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 3rd day of July, 2025 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed above (the “Fund”), and Empowered Funds, LLC, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”

BACKGROUND:

A.
The Trust has been organized and operates as an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and engages in the business of investing and reinvesting its assets in securities and other investments.

B.	The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services.

C.	The Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Adviser (the “Advisory Agreement”).

D.	The Parties desire enter into a fee waiver agreement.

E.	This Background section is hereby incorporated by reference into and made a part of this Waiver Agreement.

TERMS:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the Parties hereto intending to be legally bound, it is agreed as follows:

1.Fee Waiver.

(a)The Parties hereby agree that the Adviser shall, for the term of this Waiver Agreement, waive its management fees under the Advisory Agreement to the extent necessary to offset any acquired fund fees and expenses relating to any Fund purchase of the Alpha Architect 1-3 Month Box ETF. This fee waiver does not apply to any other acquired fund fees and expenses, if any.

The level of the fee waiver described above may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined in the 1940 Act).

2. Recoupment. There shall be no recoupment of any waived fees or expenses by the Adviser.

3. Term and Termination. This Waiver Agreement reflects an extension without interruption of the Parties’ previous Fee Waiver Agreement with respect to the Fund and shall remain in effect until January 31, 2026. This Waiver Agreement shall automatically renew for successive one-year terms unless either party gives written (or electronic) notice of non-renewal prior to the end of a term (i.e., prior to the next January 31). This Waiver Agreement shall automatically terminate with respect to the Fund upon termination of the Advisory Agreement with respect to the Fund. This Waiver Agreement may only be terminated prior to expiration by the Board of Trustees of the Trust.

4. Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Waiver Agreement to be executed as of the date first written above.

    EA SERIES TRUST, on behalf of the Fund

    By: /s/ Michael D. Barolsky
Name:    Michael D. Barolsky
    Title:    Vice President

    EMPOWERED FUNDS, LLC

    By: /s/ Sean Hegarty
Name:    Sean Hegarty
    Title:    Chief Operations Officer